SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  April 13, 2009

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and Exhibit 2 and incorporated by reference herein are the Registrant's News Releases dated April 10, 2009 and April 13, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   April 13, 2009

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

 TNX

Tel:  (860) 364-1830

   NYSE Amex Equities:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 404 – 1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

News Release – April 10, 2009

Tanzanian Royalty Chairman to Provide $1.5 Million Private Placement

Tanzanian Royalty Exploration Corporation announces that Mr. James E. Sinclair has agreed to provide $1,500,000 by way of a private placement with the proceeds being applied to general working capital.  Mr. Sinclair has agreed to purchase 248,139 common shares at a purchase price of $6.045 per share for proceeds totaling $1,500,000.  The price reflects the greater of the closing price on the Toronto Stock Exchange of the Company’s shares on March 26, 2009 of $5.95 and the 5-day weighted average trading price for the five consecutive trading days ended March 26, 2009 of $6.045.  If the closing price on the Toronto Stock Exchange of the Company’s shares on the date of closing is greater than the above, the share price and number of shares to be issued will be adjusted to reflect the higher price.

The private placement common shares are subject to certain mandated hold periods and the certificates representing such shares are legended accordingly.  No warrants, options or other rights have been issued or granted in connection with this placement.

The private placement is subject to Regulatory approval.

Respectfully Submitted,

James Sinclair

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for a more information concerning these risks, uncertainties, and other factors.

Exhibit 2

Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

TSX:

 TNX

Tel:  (860) 364-1830

NYSE Amex Equities:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 404 – 1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

News Release - April 13, 2009

Tanzanian Royalty CEO Provides Clarification

On Recent Article in Barron’s

This weekend the Barron’s online website carried an article about the Company that portrayed it in a less than favorable light.

There may have been some rush to put out the article for the Easter weekend as it seems the fact checking normally conducted by this publication neglected to meet its usual standards.

One of the article’s shortcomings is its misunderstanding of our business model which is essentially that of a royalty company. Our highly regarded land position in northern Tanzania was acquired and is being developed within the context of this royalty model which is unique within our peer group.

Under a Royalty Option Agreement it is the task of the funding party to complete exploration work and any subsequent 43-101 compliant resource calculations.  The significant capital expenses associated with building a mine under Royalty Agreements are the sole responsibility of the other party - not Tanzanian Royalty.

It is clearly evident on our corporate website that our primary focus has been on royalty-type agreements. Indeed, this is supported by the fact that Royalty Option Agreements are in place for approximately 60% of the ground we currently hold in Tanzania.

In comparing the business structure of our company to others, it might have been more appropriate to select a company in the Royalty business including those with royalty-based gold production. Those entities include Royal Gold and Franco-Nevada.

We are considering the possibility of segregating 15% of our existing property portfolio for non-royalty production purposes which of course will be contingent upon the continuation of favorable results from our exploration activities. On our most advanced-stage property, Kigosi, we are in the preliminary stages of compiling a 43-101 compliant geological report using a reputable South African consulting firm for this purpose.

With reference to the Barron’s article, when your company merged with Tanzanian American Development 2000 (TANZAM) the shares received for the vend-in were distributed to TANZAM’s directors, officers and employees. I was neither of these and therefore received no shares. The approximate 3% equity interest in Tanzanian Royalty Exploration that I hold today has been obtained primarily by private placements, at market prices, and without sweeteners of any kind. Choosing the usual method of private placements would have been much more costly - with less money going into the company’s treasury and into the ground

Regarding Barron’s reference to a fine under $1,500 that I paid to the BC Securities Commission more than a decade ago! This event transpired within the context of a significant proxy fight and the subsequent distribution of a news release by the Sutton Action Committee, a private US company, which was formed for the purpose of the proxy fight.

It became quite clear during my short Thursday conversation with the author of the Barron’s article that his story line was made up before our exchange. Sadly, this seems to be the rule rather than the exception in this era of tabloid journalism.

To be a failed exploration company you need to be two things: First you must fail, and secondly you must be an exploration and development company. Seeing the majority of our properties fall under royalty agreements, this is hardly a fair categorization of the company by Barron’s.

The Barron’s article also referred to an Internet reference about a joint venture with Barrick. While we don’t propose to debate minerals industry nomenclature with Barron’s, which will have the last word in any event, let’s classify our relationship with Barrick as a Royalty Option on a single license which fits directly into our business model.

Barron's reference to a "significant gold discovery" in the Tulawaka region refers to property explored under a royalty agreement that has been fully exercised by MDN Inc. and no longer falls under our management control. In addition, the publication’s reference to a fully disclosed (in our annual report) material weakness in our accounting controls because of “limited accounting personnel” fails to recognize that we are a junior royalty exploration company and not a major corporation with multi-million dollar budgets and operations worldwide.

Incidentally, my picture published by Barron’s was not, as the article said, from the website of a coin dealership but originated from a front page, business section article in the New York Times dated May 7th, 2006.

The conversation with Barron’s did end in my strong admonition that the author should check his facts, advice that unfortunately he failed to follow.

Respectfully Submitted,

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for a more information concerning these risks, uncertainties, and other factors.